UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

CRGH

REQUIRED INFORMATION

A. Financial Statements and Schedules **Page**

Independent Auditors' Report..3

Audited Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 4
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001 .. 5
Notes to Financial Statements..6-11

Schedules

Schedule H, Line 4 i—Schedule of Assets Held for Investment Purposes 12-13
Schedule H, Line 4 j—Schedule of Reportable Transactions 14

B. Exhibits

23 Independent Auditors' Consent
99 Certification by Plan Administrator Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2002, and (2) reportable transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2003

Deloitte
Touche
Tohmatsu

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(Amounts in thousands)

ASSETS	2002	2001
CURRENT ASSETS:		
Investments at fair value:		
Investments in Mutual Funds	$ 321,065	$ 319,570
Investments in ISP Profile Funds/Collective Funds	135,175	192,449
Participant Loans	28,286	28,899
Common stock	411,590	528,375
Total investments	896,116	1,069,293
TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$ 896,116	$ 1,069,293

See Accompanying Notes to Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(Amounts in thousands)

	2002	2001
INVESTMENT INCOME (LOSS):		
Interest and dividends	$ 29,053	$ 31,782
Net change in fair value of investments	(222,510)	(248,259)
Total investment (loss) income	(193,457)	(216,477)
CONTRIBUTIONS:		
Employer	43,949	26,927
Employee	60,026	56,846
Rollover	2,171	3,605
Total contributions	106,146	87,378
TRANSFERS:		
Transfer from affiliate plan		13,627
Transfer from other merged plans		48,652
Other—net	(457)	1,106
Total transfers	(457)	63,385
DEDUCTIONS:		
Payments to participants or beneficiaries	(84,612)	(82,580)
Interest expense		(483)
Administrative expenses	(797)	(412)
Total deductions	(85,409)	(83,475)
NET DECREASE	(173,177)	(149,189)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,069,293	1,218,482
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 896,116	$ 1,069,293

See Accompanying Notes to Financial Statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR YEARS ENDED DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN

The following description of The PNC Financial Services Group, Inc. Incentive Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document or to the Plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc. ("PNC") is the sponsor of the Plan. The Plan is a defined contribution plan covering substantially all eligible employees of PNC and certain subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by an Administrative Committee appointed by the CEO of PNC and approved by the PNC Board on an annual basis. The Administrative Committee has appointed a Plan Manager to assist in the administration of the Plan.

Subject to Internal Revenue Code ("IRC") limitations, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pretax basis according to Section 401(k) of the IRC. PNC matches 100% of employee contributions up to 6% of eligible compensation, subject to IRC limitations. The terms of the Plan require matching contributions to be invested in either PNC common stock or, for BlackRock Inc. ("BlackRock") employees, in BlackRock, class A common stock, as the case may be, except for participants who have exercised their diversification election rights. Participants are immediately fully vested in their balances, including the employer contributions.

Effective January 1, 2002, all shares of PNC common stock held by the Plan are designated as held by the ESOP. Effective January 1, 2002, the Plan allows participants to elect either to receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends reinvested in PNC common stock within the Plan.

Participants age 50 or older can choose to have their future matching contributions made in cash and invested in the other funds, rather than having their matching contributions automatically invested in PNC or BlackRock common stock, as the case may be. These participants can also diversify previous matching contributions invested in PNC or BlackRock common stock to other funds. The Plan also allows participants age 50 or older to contribute up to an additional $1,000 ($2,000 for 2003) of their eligible compensation on a pre-tax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 to Section 401(k) of the IRC. These additional elective contributions are not eligible for matching contributions.

The Plan's loan feature allows participants to borrow against their account balances in accordance with the loan policies established by the Administrative Committee of the Plan. Under certain circumstances, the Plan permits in-service withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to adjust or discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Plan includes an employee stock ownership plan ("ESOP") feature. In January 1990, the ESOP borrowed $140 million, from PNC Bank, N.A., a wholly-owned subsidiary of PNC, and purchased approximately 7,350,000 shares of PNC common stock through open market purchases. In December 1998, the balance of the remaining ESOP note payable was refinanced with the maturity date under the new note payable extended to 2002. The ESOP note payable was paid in full as of December 31, 2001, and all shares have been allocated to participant accounts. The ESOP note payable was secured by the shares of common stock held by the ESOP that had not been allocated to participant accounts. The ESOP shares were used to fund a portion of PNC's matching contributions to the Plan and an affiliated plan, the PNC Retirement Savings Plan ("RSP"), subject to certain limitations. During 2001, $117,000 was transferred to the RSP to fund matching contributions. As a result of the sale of PNC's residential mortgage banking business during 2001, the assets of the RSP totaling approximately $13.6 million were merged into the Plan in September 2001.

The effective interest rate on the ESOP fixed rate note during 2001 was 5.46%.

During 2001, assets of approximately $47.7 million from the First Data Corporation Incentive Savings Plan and assets of approximately $1 million from the Univest Financial Group, LLC 401(k) Plan were merged into the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation—Marketable securities are stated at fair value. Securities are valued at the last public sale price of securities listed on the New York Stock Exchange. If no sales were reported, and in the case of securities traded over the counter, the last bid price at the close of business is used. The value of any security not listed or quoted on any exchange is determined by the last closing bid price, reference to the bid price of any published quotations in common use, or by the quotation of a reputable broker.

The fair value of the participation units in the PNC Investment Contract Fund, ISP Profile Funds, and registered investment companies (mutual funds) is based on quoted redemption values on the last business day of the plan year. Loans are valued at the amount of principal outstanding.

The Plan's assets are concentrated in the equity and fixed income markets. Realization of the respective values is subject to the results of these markets.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from such estimates and the differences may be material to the financial statements.

The Plan utilizes various investment instruments including investments in mutual funds, common stock, ISP Profile Funds and a collective fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Reclassification—Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications did not affect the Plan's reported financial position or results of operations.

3. PARTY-IN-INTEREST TRANSACTIONS

PNC Bank, N.A. is the Plan's trustee and also provides recordkeeping and other administrative services. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various ISP Profile Funds in which participation is limited to participants in the Plan, and the PNC Investment Contract Fund, a collective fund. Investment options also include certain BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including

BlackRock and PFPC Worldwide, Inc. and their affiliates, receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The Plan has not considered PNC or BlackRock contributions to the Plan or benefits paid by the Plan to participants as party-in-interest transactions.

4. INVESTMENTS

The following table presents the fair value of investments in the Plan at December 31, 2002 and 2001:

(Amounts in thousands)	2002	2001
PNC Financial Services Group, Inc. Common Stock Fund	$ 405,242	$ 525,006
BlackRock Taxable Money Market Portfolio	92,054	96,815
ISP Conservative Profile Fund (2)	6,780	
ISP Moderate Profile Fund (2)	14,256	
ISP Aggressive Profile Fund (2)	99,897	
CRM Mid Cap Value Fund (3)	2,877	
Dodge & Cox Stock Fund (2)	25,765	
Fidelity Low-Priced Stock Fund (2)	19,158	
Harbor Capital Appreciation Fund (2)	7,747	
BlackRock High Yield Bond Portfolio (3)	1,111	
PNC Balanced Profile Fund (1)		16,691
PNC Aggressive Profile Fund (1)		164,010
PNC Conservative Profile Fund (1)		6,565
PNC Investment Contract Fund	14,242	5,183
BlackRock Large Cap Value Equity Portfolio (1)		22,087
BlackRock Index Equity Portfolio	58,349	67,924
BlackRock Small Cap Value Equity Portfolio (1)		12,315
BlackRock International Equity Portfolio	8,859	9,450
BlackRock Small Cap Growth Equity Portfolio	17,056	24,304
BlackRock Core Bond Total Return Portfolio	80,214	69,785
BlackRock Large Cap Growth Equity Portfolio (1)		6,362
BlackRock Mid Cap Growth Equity Portfolio	7,875	10,528
BlackRock Inc. Common Stock Fund	6,348	3,369
Participant Loans	28,286	28,899
	$ 896,116	$ 1,069,293

(1) Effective December 13, 2002, PNC replaced these investment options. See (2) below.

(2) These replacement funds became available effective October 1, 2002.

(3) Effective October 1, 2002, PNC added these funds to represent two new asset categories (high yield bond and mid-cap value).

The following table presents the components of net appreciation/(depreciation) by investment fund for the years ended December 31, 2002 and 2001:

(Amounts in thousands)

	2002	2001
PNC Financial Services Group, Inc. Common Stock Fund	$ (139,115)	$ (167,007)
ISP Conservative Profile Fund	22	
ISP Moderate Profile Fund	(21)	
ISP Aggressive Profile Fund	(637)	
CRM Mid Cap Value Fund	1	
Dodge & Cox Stock Fund	3	
Fidelity Low-Priced Stock Fund	129	
Harbor Capital Appreciation Fund	(250)	
BlackRock High Yield Bond Portfolio	24	
PNC Balanced Profile Fund	(2,463)	(2,170)
PNC Aggressive Profile Fund	(39,783)	(49,175)
PNC Conservative Profile Fund	(347)	(204)
PNC Investment Contract Fund	435	227
BlackRock Large Cap Value Equity Portfolio	(5,737)	(2,679)
BlackRock Index Equity Portfolio	(17,640)	(8,020)
BlackRock Small Cap Value Equity Portfolio	(5,010)	(1,031)
BlackRock International Equity Portfolio	(1,647)	(2,430)
BlackRock Small Cap Growth Equity Portfolio	(6,957)	(9,736)
BlackRock Core Bond Total Return Portfolio	2,316	184
BlackRock Large Cap Growth Equity Portfolio	(1,970)	(2,636)
BlackRock Mid Cap Growth Equity Portfolio	(3,421)	(3,762)
BlackRock Inc. Common Stock Fund	(441)	182
Other	(1)	(2)
	$ (222,510)	$ (248,259)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments at December 31, 2002 and 2001 is set forth below.

(Amounts in thousands)

	PNC Stock Fund	PNC Allocated ESOP Fund	BlackRock Stock Fund	Total
At December 31, 2002:				
Investments at fair value and net assets available for benefits	$ 288,027	$ -	$ 6,348	$ 294,375
At December 31, 2001:				
Investments at fair value and net assets available for benefits	$ 139,510	$ 225,257	$ 3,369	$ 368,136

	PNC Stock Fund	PNC Allocated ESOP Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2002	$ 139,510	$ 225,257	$ 3,369	$ 368,136
Additions:				
Interest and dividends	5,220	7,437		12,657
Employer contributions	37,838		3,658	41,496
Deductions:				
Payments to participants or beneficiaries	(10,166)	(12,212)	(211)	(22,589)
Administrative expense	(157)	(124)	(5)	(286)
Net transfers	152,970	(159,194)	(22)	(6,246)
Net change in fair value of investments	(37,188)	(61,164)	(441)	(98,793)
Net assets available for benefits at December 31, 2002	$ 288,027	$	$ 6,348	$ 294,375

	PNC Stock Fund	PNC Allocated ESOP Fund	PNC Unallocated ESOP Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2001	$ 165,640	$ 294,072	$ 17,808	$ -	$ 477,520
Additions:					
Interest and dividends	4,396	7,737	358	-	12,491
Employer contributions	21,391	-	-	3,219	24,610
Deductions:					
Payments to participants or beneficiaries	(9,699)	(15,089)	-	(30)	(24,818)
Participant loans		(569)			(569)
Administrative expense	(57)	(99)	-	(1)	(157)
Net transfers	(1,782)	(5,111)	-	-	(6,893)
ESOP activity:					
Interest expense	-	-	(483)		(483)
Transfer to affiliated plan	-	-	(117)	-	(117)
Other ESOP activity	-	16,179	(16,100)	-	79
Net change in fair value of investments	(40,379)	(71,863)	(1,466)	181	(113,527)
Net assets available for benefits at December 31, 2001	$ 139,510	$ 225,257	$ -	$ 3,369	$ 368,136

Previously, the PNC Stock Fund disclosures included all of the PNC Common Stock as a non-participant directed investment. The 2001 PNC Stock Fund amounts have been reclassified to reflect only the portion of PNC Common Stock investments related to the employer contributions which are not yet participant-directed. In the year in which the participant attains age 50, PNC matching contributions become participant-directed.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter; however, the plan manager believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. OTHER MATTERS

In August 2002, the United States Department of Labor began a formal investigation of the Administrative Committee of the Plan in connection with the Committee's conduct relating to the PNC common stock held by the Plan and PNC's restatement of earnings for 2001. Both the Administrative Committee and PNC are cooperating fully with the investigation. The impact of the final disposition of this investigation cannot be assessed at this time.

7. SUBSEQUENT EVENTS

Effective April 1, 2003, the Plan replaced two investment options with two new options for allocating participant-directed contributions. The BlackRock Taxable Money Market Portfolio was replaced with the BlackRock Provident Institutional TempFund and the BlackRock Index Equity Portfolio was replaced with the Vanguard Institutional Index Fund.

* * * * * *

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 2002
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	CORPORATE COMMON STOCK:			
*	The PNC Financial Services Group, Inc. Common Stock Fund			
	Participant Directed	2,797,435 shares	$ 88,397	$ 117,212
	Nonparticipant-Directed	6,874,194 shares	219,519	288,027
*	BlackRock, Inc. Common Stock Fund	161,112 shares	6,610	6,348
	SHARES OF AN INVESTMENT COMPANY:			
*	BlackRock Taxable Money Market Portfolio	92,054,105 shares	92,028	92,054
*	BlackRock Core Bond Total Return Portfolio	8,029,428 shares	78,311	80,214
*	BlackRock Index Equity Portfolio	3,444,432 shares	78,650	58,349
*	BlackRock Small Cap Growth Equity Portfolio	1,774,813 shares	32,668	17,056
*	BlackRock International Equity Portfolio	1,240,797 shares	13,324	8,859
*	BlackRock Mid Cap Growth Equity Portfolio	1,248,025 shares	14,011	7,875
*	BlackRock High Yield Bond Portfolio	161,046 shares	1,088	1,111
	CRM Mid Cap Value Fund	187,660 shares	2,879	2,877
	Dodge & Cox Stock Fund	292,617 shares	25,768	25,765
	Fidelity Low-Priced Stock Fund	761,120 shares	19,038	19,158
	Harbor Capital Appreciation Fund	383,317 shares	7,996	7,747

* Party-in-interest.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002
(Amounts in thousands, except for share information)

Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
OTHER INVESTMENTS:			
* The PNC Financial Services Group, Inc. Preferred Series C Stock Fund	48 shares	$ 1	$ 3
* Loan Fund—Various participants	Participant loans with range of interest rates of 4.25%-11.5% and maturities ranging from 12 to 180 months	28,286	28,286
COLLECTIVE FUNDS:			
* ISP Conservative Profile Fund	649,883 shares	6,758	6,780
* ISP Moderate Profile Fund	1,358,751 shares	14,277	14,256
* ISP Aggressive Profile Fund	9,383,646 shares	100,538	99,897
* PNC Investment Contract Fund	5,720,811 shares	13,749	14,242
Total		$ 843,896	$ 896,116

* Party-in-interest

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Loss
COMMON STOCK:					
The PNC Financial Services Group, Inc.					
9,625,969 shares	$ 312,909	$ -	$ 312,909	$ 312,909	$ -
8,936,052 shares		215,661	500,600	215,661	(284,939)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 26 2003

By: Thomas K Whitford
Thomas K. Whitford
Chairman, Administrative
Committee of The PNC
Financial Services Group, Inc.
Incentive Savings Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP filed herewith.
99	Certification by Plan Administrator pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901 and 333-65042 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 24, 2003, appearing in the Annual Report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 26, 2003
Pittsburgh, Pennsylvania

EXHIBIT 99

**CERTIFICATION BY PLAN ADMINISTRATOR
PURSUANT TO 18 U.S.C. § 1350,
AS ADOPTED PURSUANT TO
§ 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K for the year ended December 31, 2002 of The PNC Financial Services Group, Inc. Incentive Savings Plan (Plan) as filed with the Securities and Exchange Commission (Report), I, Thomas K. Whitford, in my capacity as Chairman of the Administrative Committee of the Plan, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its net assets available for benefits for the years then ended.

This certificate is being furnished to the Securities and Exchange Commission as an exhibit to the Report and is made for the exclusive purpose of compliance by the Plan Administrator with the requirements of § 906 of the Sarbanes-Oxley Act of 2002, and may not be used by any person or for any reason other than as specifically required by law.

Thomas K. Whitford
Thomas K. Whitford
Chairman,
Administrative Committee of
The PNC Financial Services Group, Inc. Incentive Savings Plan

June 26, 2003